15047075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66195

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Liberty Avenue, 26th Floor
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. O'Brien — (412) 762-1296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St., Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

#AB 3/7

KW 3/11

OATH OR AFFIRMATION

I, Philip G. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carol J. Murray, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Dec. 9, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

[signature]
Signature

Assistant Vice President
Title

[signature] Carol J. Murray
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC and Subsidiary

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
Consolidated Statement of Financial Condition as of December 31, 2014

PNC Investments LLC and Subsidiary
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
PNC Investments LLC and subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC and subsidiary (the "Company") at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of the consolidated statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2014

(in thousands of dollars)

Assets	
Cash and cash equivalents	$121,785
Deposits with clearing organizations	3,550
Receivables from brokers, dealers and others	10,688
Mutual fund fees receivable	2,749
Property and equipment at cost, net of accumulated depreciation	18,400
Deferred tax asset	11,041
Income tax receivable	1,873
Prepaid expense and other assets	7,248
Total Assets	**$177,334**
Liabilities and Member's Equity	
Liabilities	
Accrued salary and benefits	$43,887
Deferred revenue	12,759
Payable to affiliates	3,143
Other liabilities	6,303
Total Liabilities	66,092
Member's equity	111,242
Total Liabilities and Member's Equity	**$177,334**

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment adviser and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC, a wholly owned subsidiary of the Company. At December 31, 2014, PNC Insurance Services LLC (PNCIS) had total assets of $16.4 million, total liabilities of $0.5 million and member's equity of $15.9 million.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Deposits With Clearing Organizations

Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Depreciation and Amortization

Property and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial

reporting and tax bases of specific assets and liabilities and are measured using current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state tax liabilities on behalf of the Company; therefore, any state tax expense/benefit is immediately settled as a capital adjustment.

Recently Adopted Accounting Standards
In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. This ASU clarified existing guidance to require that an unrecognized tax benefit or a portion thereof be presented in the statement of financial position as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, similar tax loss, or a tax credit carryforward except when an NOL carryforward, similar tax loss, or tax credit carryforward is not available under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position. In such a case, the unrecognized tax benefit should be presented in the statement of financial position as a liability. This ASU was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. In 2014, the Company adopted ASU 2013-11 using prospective application. At the adoption effective date, no unrecognized tax benefits existed. As such, adoption of this ASU did not impact the Company's results of operations or financial position.

3. Regulatory Requirements

As a registered broker-dealer and investment adviser, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2014, the Company had net capital of approximately $49.8 million, excluding PNCIS, which was approximately $49.6 million in excess of its required net capital.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions through a third-party on a fully-disclosed basis.

4. Income Taxes

Significant components of the Company's net deferred tax asset, including in other assets in the statement of financial condition, as of December 31, 2014, are as follows:

(in thousands of dollars)

Employee benefits	$9,580
Compensation	1,484
Fixed assets and software	(3,495)
Intangibles	3,962
Other	(490)
Total deferred tax asset	$11,041

Examinations are substantially completed for PNC's consolidated federal income tax returns for 2007 through 2010 and they are effectively settled. The Internal Revenue Service (IRS) is currently examining PNC's 2011 through 2013 returns.

5. Related-Party Transactions

Cash and cash equivalents as of December 31, 2014, include cash on deposit with the Parent of approximately $3.5 million and $118.1 million invested in a money market mutual fund with an affiliate, BlackRock. These funds are carried at fair value.

The Company participates in the PNC single employer pension plans as described in Note 6. The Company had a payable due to PNC for its required contribution of $26.1 million at December 31, 2014, which is reflected in accrued salary and benefits on the consolidated statement of financial condition.

The Company had a payable due to PNC for post-retirement benefits of $1.2 million which is reflected in accrued salary and benefits on the consolidated statement of financial condition.

6. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN 25-1435979), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010, are a flat 3% of eligible compensation. Participants at December 31, 2009, earn interest based on 30-year Treasury securities with a minimum rate, while new participants on or after January 1, 2010, are not subject to the minimum rate.

PNC maintains nonqualified supplemental pension and health and welfare plans for certain employees. The nonqualified plans are unfunded as of December 31, 2014.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2014, assets of the PNC qualified defined benefit pension plan were $4.4 billion and the projected benefit obligation was $4.5 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC and the Company were not required to, nor did they make, required cash contributions to the pension plan during 2014. PNC and the Company's required pension plan cash contribution for 2015 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, incentive shares/performance units, restricted stock, restricted share units, other share-based awards and dollar-denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of the year. As of December 31, 2014, no stock appreciation rights were outstanding.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were 17,997,353 at December 31, 2014. Total shares of PNC common stock authorized for future issuance under PNC equity compensation plans totaled 19,017,057 shares at December 31, 2014, which includes shares available for issuance under the PNC Incentive Plans and the PNC Employee Stock Purchase Plan (ESPP) as described below.

Certain employees of the Company receive options and awards under the PNC Incentive Plans. Grants of stock options and restricted stock units were made in the form of a capital contribution by PNC to the Company.

Nonqualified Stock Options
Beginning in 2014, PNC discontinued the use of stock options as a standard element of their long-term equity incentive compensation programs under their Incentive Plans and did not grant any options in 2014. Prior to 2014, options were granted at exercise prices not less than the market value of common stock on the grant date. Generally, options become exercisable in installments after the grant date. No option may be exercisable after 10 years from its grant date. Payment of the option exercise price may be in cash or by surrendering shares of common stock at market value on the exercise date. The exercise price may also be paid by using previously owned shares.

The following tables and related information summarize the various stock option and award activity for employees of the Company for 2014.

Stock Option Rollforward Table

			Options Converted From National City		Total			
Year ended December 31, 2014	Shares	Weighted Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1	24,727	$62.06	4,475	$704.66	29,202	$160.54		
Granted (a)								
Exercised	(12,415)	60.34			(12,415)	60.34		
Cancelled			(1,316)	912.35	(1,316)	912.35		
Outstanding, December 31	12,312	$63.81	3,159	$618.15	15,471	$177.00	6.1 years	$338
Vested and expected to vest, December 31 (b)	12,109	$63.81	3,159	$618.15	15,268	$178.50	6.1 years	$332
Exercisable, December 31	4,610	$65.31	3,159	$618.15	7,769	$290.10	4.4 years	$120

(a) No stock options were granted in 2014

(b) Adjusted for estimated forfeitures on unvested options

During 2014, PNC issued approximately 12,415 shares from treasury stock attributable to participants of the Company in connection with stock option exercise activity. As with past exercise activity, PNC currently intends to utilize primarily treasury stock for any future stock option exercises.

***Incentive/Performance Unit Share Awards and* Restricted Stock/Unit Awards**

The fair value of nonvested incentive/performance unit share awards and restricted stock/unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant. The value of certain incentive/performance unit share awards is subsequently remeasured based on the achievement of one or more financial and other performance goals generally over a three-year period. The Personnel and Compensation Committee ("P&CC") of the Board of Directors approves the final award payout with respect to incentive/performance unit share awards. These awards have a four-year performance period and are payable in stock. Restricted stock/share unit awards have various vesting periods generally ranging from 3 years to 5 years.

Beginning in 2013, PNC incorporated several enhanced risk-related performance changes to certain long-term incentive compensation programs. In addition to achieving certain financial performance metrics on both a PNC absolute basis and relative to PNC's peers, final payout amounts will be subject to reduction if PNC fails to meet certain risk-related performance metrics as specified in the award agreements. However, the P&CC has the discretion to waive any or all of this reduction under certain circumstances.

The weighted-average grant-date fair value of incentive/performance unit share awards and restricted stock/unit awards granted in 2014 was $81.02 per share.

Nonvested Incentive/Performance Unit Share Awards and Restricted Stock/Unit Awards – Rollforward

	Nonvested Incentive/ Performance Unit Shares	Weighted-Average Grant Date Fair Value	Nonvested Restricted Stock/Share Units	Weighted-Average Grant Date Fair Value
December 31, 2013			35,967	$64.41
Granted	2,464	81.14	36,350	81.01
Vested/Released			(7,900)	59.58
Forfeited			(2,750)	77.63
December 31, 2014	2,464	$81.14	61,667	$74.23

In the preceding table, the unit shares and related weighted-average grant date fair value of the incentive/performance awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying unit shares are released to the participants. The total fair value of restricted stock/unit awards vested during 2014 was approximately $634,000.

Employee Stock Purchase Plan
As of December 31, 2014, PNC's ESPP had approximately 1.0 million shares available for issuance. Full-time employees with six months and part-time employees with 12 months of continuous employment with a participating PNC entity, including the Company, are eligible to participate in the ESPP at the commencement of the next six-month offering period. Eligible participants may purchase PNC common stock at 95% of the fair market value on the last day of each six-month offering period. No charge to earnings is recorded with respect to the ESPP.

During 2014, PNC issued 16,931 shares of its common stock attributable to participants of the Company, at a purchase price of $84.60 per share and $86.67 per share at June 30, 2014, and December 31, 2014, respectively.

8. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. As of December 31, 2014, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $300,000, which is included in other liabilities on the consolidated statement of financial condition.

When the Company is able to do so, the Company also determines estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings ("Disclosed Matters," which are those matters disclosed in this Note). For Disclosed Matters, where the Company is able to estimate such possible losses or ranges of possible losses, as of December 31, 2014, the Company estimates that it is reasonably possible that it could incur losses in an aggregate amount of up to approximately $7.2 million. The estimates included in this amount are based on the Company's analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained, the Company may change its estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of the Company's exposure to matters not disclosed.

In the Company's experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that it is reasonably possible we could incur. As a result, the Company may not always be able to estimate possible losses or ranges of possible losses for every matter that the Company discloses.

As a result of these types of factors, the Company is only able, at this time, to estimate the losses that it is reasonably possible that it could incur or ranges of such losses with respect to some of the matters disclosed, and the aggregate estimated amount provided above does not include an estimate for every Disclosed Matter. Therefore, as the estimated aggregate amount disclosed above does not include all of the Disclosed Matters, the amount disclosed above does not represent the Company's maximum reasonably possible loss exposure for all of the Disclosed Matters.

The Company includes in the descriptions of individual Disclosed Matters certain quantitative information related to the plaintiff's claim against the Company alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

On November 7, 2009, National City Investments, Inc. ("NatCity"), was merged into the Company. As a result, there are several lawsuits in which the Company is either a defendant or is responsible for any liability resulting from the prior operations of NatCity.

FHLB

In October 2010, the Federal Home Loan Bank of Chicago brought a lawsuit in the Circuit Court of Cook County, Illinois, against numerous financial companies, including PNC, as successor in interest to National City, and the Company, as successor in interest to NatCity (*Federal Home Loan Bank of Chicago v. Bank of America Funding Corp., et al* (Case No. 10CH45033)). The complaint alleges that the defendants have liability to the Federal Home Loan Bank of Chicago in a variety of capacities (in the case of the National City entities, as underwriters) under Illinois state securities law and common law in connection with the alleged purchase of private-label mortgage-backed securities by the Federal Home Loan Bank. According to the complaint, the Federal Home Loan

Bank purchased approximately $3.3 billion in mortgage-backed securities in total in transactions addressed by the complaint, approximately $345 million of which was allegedly in transactions involving the National City entities. The complaint alleges misrepresentations and omissions in connection with the sales of the mortgage-backed securities in question. In its complaint, the Federal Home Loan Bank seeks, among other things, rescission, unspecified damages, interest, and attorneys' fees. In November 2010, the defendants removed the case to the United States District Court for the Northern District of Illinois. In January 2011, the district court remanded the case to the Circuit Court of Cook County. The plaintiff amended its complaint in March 2011 and filed a corrected amended complaint in April 2011. The corrected amended complaint does not identify any additional transaction for which the plaintiff seeks recovery from PNC nor does it add any additional substantive allegations. In May 2011, the defendants filed a motion to dismiss the corrected amended complaint. The motion was denied in September 2012. We reached a settlement of this case for $11.2 million in the second quarter of 2014, and PNC and the Company have been dismissed from the case. Since the transactions related to the litigation occurred prior to the acquisition of National City and subsidiaries by PNC, the cost of the settlement was borne by PNC.

Fulton

In 2009, Fulton Financial Advisors, N.A. filed lawsuits against PNCCM and NatCity (now the Company) in the Court of Common Pleas of Lancaster County, Pennsylvania, arising out of Fulton's purchase of auction rate certificates (ARCs) through NatCity (*Fulton Financial Advisors, N.A. v. NatCity Investments, Inc.* (Case No. 5:09-cv-04855)). Fulton also filed an analogous lawsuit against PNC Capital Markets LLC, an affiliate of the company. The lawsuits allege violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that PNC and NatCity knew or should have known of the increasing threat of the ARC market becoming illiquid; and that NatCity did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through NatCity for a price of more than $175 million. In the complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

NatCity removed the case against it to the United States District Court for the Eastern District of Pennsylvania and in November 2009 filed a motion to dismiss the complaint. In October 2013, the court granted the motion to dismiss with respect to claims under the Pennsylvania Securities Act and for negligent misrepresentation, common law fraud, and aiding and abetting common law fraud and denied the motion with respect to claims for negligence and breach of fiduciary duty. Fulton filed an amended complaint in December 2013, reasserting its negligence and breach of fiduciary duty claims and adding a new claim under the Pennsylvania Securities Act. In February 2015, Nat City and PNC each filed a motion for summary judgment.

Bremen

The Company and PNC Bank are defendants in a lawsuit brought by a customer of the Company in the Court of common Pleas of Chester County, Pennsylvania (*Bremen v. PNC Bank and PNC Investments and David Deblasio* (Case No. 08-00824)). The customer alleges that approximately $112,000 of his funds were misappropriated by a former Company representative. He also makes a claim for punitive damages.

The Company's motion for summary judgment was denied and a non-jury trial was held in the second quarter of 2014. We are awaiting a decision.

Stephanie Hickey
The Company is currently a defendant in a FINRA arbitration proceeding, (*Stephanie Hickey v. PNC Bank, et al* (D.R. No. 13-02345)) that was filed in September 2013. The claimant alleges that a broker employed by the Company, acting in concert with the Claimant's ex-husband, made a series of unauthorized withdrawals from her account with the Company. Some of the funds were allegedly deposited into an account at PNC Bank, and the claimant has also filed a related lawsuit against PNC Bank. The claimant also alleges that her accounts with the Company were ultimately transferred to another financial institution without her consent. The claimant seeks $1,140,000, the amount of the allegedly unauthorized transfers, and other unspecified damages. The parties are engaged in discovery.

Terry Rubin
The company was a defendant in a FINRA arbitration proceeding (Rubin Trust v. PNCI, et. al.) that was filed in March of 2014. The claimant and her husband established a trust and investment plan with PNC Bank. Claimant alleged that she sought to invest approximately 1.2 million dollars and that PNC failed to advise her and her husband properly and breached its fiduciary duty. She claimed an unspecified amount of damages. The case proceeded to arbitration and, in December 2014, the arbitrators found in favor of the Company.

Janette Adams
The Company, along with one of its employees and a life insurance company, is a defendant in a lawsuit (Adams v. PNCI, et al, Superior Court of New Jersey, Law Division, Camden County, Docket No. L-3380-12) filed in 2012. Claimant alleges that her husband improperly withdrew funds from a PNCI account without her consent. Claimant makes claims for, among other things, breach of contract, conversion, breach of fiduciary duty, failure to supervise, and violations of various state and federal statutes. Claimant sought damages of approximately $400,000, as well punitive damages and statutory treble damages. The trial court stayed the complaint against The Company and its employee and directed the matter to mandatory binding arbitration pursuant to a pre-dispute arbitration clause in claimant's customer agreement with the Company.

Accordingly, in 2014, Claimant filed a FINRA arbitration claim against PNCI and its employee alleging fraud, deception, false pretense, false promise, and misrepresentation (Adams v. PNCI, et al, FINRA No. 14-0588). Claimant's arbitration seeks $400,000 in compensatory damages and $100,000 in punitive damages, as well as interest and costs. PNCI answered the Statement of Claim and made a Third-Party Statement of Claim against claimant's husband. An arbitration hearing is currently scheduled for March 2015.

Marie Annette Chase
The Company is a defendant in a FINRA arbitration claim (Marie Annette Chase, Individually, et al v. Nat City Investments, Inc. n/k/a PNC Investments, LLC, FINRA No. 14-00664) that was filed in 2014. Claimant alleges that NatCity improperly permitted her daughter-in-law and son to remove approximately $250,000 from her NatCity account between October 2008 and February 2009. Claimant asserts claims for, among other things, breach of contract, breach of fiduciary duty, constructive fraud, and failure to supervise. Claimant also alleges that these unauthorized transactions were part of a larger scheme to defraud her by her daughter-in-law and son (including through alleged defalcations at other financial institutions), which resulted in claimant securing a nearly $1,000,000 judgment against her daughter-in-law and son in Indiana state court. The parties are engaged in discovery.

Regulatory and Governmental Matters
The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business. Over the last few years, the Company has experienced an increase in regulatory and governmental investigations, audits and other inquiries. These inquiries may lead to administrative, civil or criminal proceedings, and

possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

Other
In addition to the matters described above, the Company and persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company does not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Company's financial position. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

9. Clearing Arrangement

During 2010, the Company signed a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). The services include, but are not limited to the following:

- executing customer trades,
- generating, preparing, and mailing of customer trade confirmations and account statements;
- settling transactions in securities between the Company and other brokers and dealers;
- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2014, the Company had recorded a revenue receivable from the Clearing Agent of approximately $2.6 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition.

As part of the contract, NFS agreed to provide the Company with $30 million ("Conversion Credit") to assist the Company with conversion and operational expenses incurred by the Company related to the conversion to the NFS clearing platform of accounts previously serviced by three other clearing firms, namely: J.J.B. Hilliard, W.L. Lyons Inc; Pershing LLC, and First Clearing, LLC. During 2011, the Company completed the conversion to NFS from the previous three clearing agents.

10. Property, Equipment and Leasing Arrangements

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31, 2014, consisted of:

(in thousands of dollars)

Leasehold and other improvements	$447
Furniture	6,678
Equipment	7,441
Software	16,932
Jobs in process	4,607
Total cost	36,105
Less: Accumulated depreciation	17,705
Net property and equipment	$18,400

Leasing Arrangements

The Company leases certain facilities and various types of equipment under noncancelable leases.

11. Subsequent Events

Based upon our review, it was determined that no significant subsequent events have occurred through the date of issuance (February 27, 2015) that would require additional disclosures in these notes to the consolidated financial statements at December 31, 2014.